FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person*:

                  Robert P. Denome
                  2557 Cannan Road
                  Bloomfield, New York 14469

2. Issuer Name and Ticker or Trading Symbol:

  Crescent Moon, Inc.  (no symbol)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary):

4. Statement for Month/Year

  February 28, 2003

5. If Amendment, Date of Original: Month/Day/Year

6. Relationship of Reporting Person(s) to Issuer (Check all applicable):

( x)     Director                                    ( x)     10% Owner
( x)     Officer (give officer title below)  (  )    Other (specify below)

                             President and Director

7. Individual or Joint/Group Filing (Check applicable line):

(x)      Form filed by One          ( )     Form filed by More than One
         Reporting Person                   Reporting Person

Table I: Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3):

  Common Stock

2. Transaction Date (Month/Day/Year):

  05/06/2002

2A. Deemed Execution Date, if any (Month/Day/Year): n/a

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3.    Transaction Code (Instr. 8): P/K * See explanation below

4.    Securities Acquired (A) or Disposed (D) (Instr. 3, 4 and 5)
      Amount    (A) or (D)     Price
     1,200,000      D                * See explanation below

5. Amount of securities beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4): 1,200,000

6. Ownership Form: Direct (D) or Indirect (I) (Onstr. 4): D

7. Nature of Indirect Beneficial Ownership (Instr. 4):

Table II: Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3): N/A

2. Conversion or Exercise Price of Derivative Security:

3. Transaction Date (Month/ Day/ Year):

3A. Deemed Execution Date, if any (Month/ Day/ Year):

4. Trans- action Code (Instr. 8):

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5):

6. Date Exercisable and Expiration Date (Month/Day/Year):

7. Title and Amount of Underlying Securities (Instr. 3 and 4):

8. Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4):

10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4):

11. Nature of Indirect Beneficial Ownership (Instr. 4):

Explanation of Responses:
Table I, Items 3 and 4: The Reporting Person acquired 1,200,000 shares of Common Stock from the Issuer in exchange for the acquisition by the Issuer of Rochester Portable Specialties, Inc., a New York corporation, of which the Reporting Person was the owner. No formal evaluation of price or value per share was obtained.
  ----------------------------------------------------

By:      /s/ Robert P. Denome   Date: March 14, 2003

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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